January 8, 2024

VIA EDGAR

John Gruefkiewicz
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: U.S. GLOBAL INVESTORS FUNDS
(File Nos. 811-01800 and 002-35439)

Dear Mr. Gruefkiewicz:

On December 29, 2023, U.S. Global Investors Funds (“Registrant”) filed a preliminary proxy statement on Schedule 14A (“Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) (SEC Accession No. 0001435109-23-000500). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Friday, January 5, 2024, and the Registrant’s responses to the comments. Terms not defined herein have the same meaning as in the Proxy Statement.

GENERAL COMMENTS

Comment 1: Please confirm by way of EDGAR correspondence that the disclosure contains all of the information required to be included by Item 22(c) of Schedule 14A, as applicable.

Response: Registrant so confirms.

* * *

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076 or zac.tackett@apexgroup.com

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

cc: Christopher Zimmerman, Esq.
Stadley Ronon Stevens & Young LLP

Lisa Callicotte
Monica Blanco
U.S. Global Investors, Inc.